UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) of the
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): March 28, 2006



(Exact name of registrant as specified in its charter)

Kentucky	0-1469	61-0156015
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

700 Central Avenue, Louisville, Kentucky 40208
(Address of principal executive offices)
(Zip Code)

(502) 636-4400
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

CHURCHILL DOWNS INCORPORATED

INDEX

Item 1.01 Entry Into a Material Definitive Agreement

On March 28, 2006, the Compensation Committee (the "Committee") of the Board of Directors of Churchill Downs Incorporated (the "Company") approved performance goals of the President and Chief Executive Officer, Thomas Meeker and the Executive Vice President, General Counsel and Chief Development Officer, William Carstanjen, established for participation in the Amended and Restated Incentive Compensation Plan (1997) (the "Plan") for the calendar year 2006. The Committee established a target individual payout percentage of 100% of base salary and a maximum individual payout percentage of 200% of base salary for Mr. Meeker. The Committee established a target individual payout percentage of 60% of base salary and a maximum individual payout percentage of 120% of base salary for Mr. Carstanjen. Mr. Meeker's award under the Plan is based on a calculation of company performance in the area of earnings before taxes and individual performance to pre-set individual goals. Mr. Carstanjen's award under the Plan is based on a calculation of company performance in the area of earnings before taxes, unit performance, and individual performance to pre-set individual goals.

The Board of Directors will recommend the goals for these two individuals to the shareholders of the Company for approval at the Annual Meeting of Shareholders to be held on June 15, 2006 so that any compensation paid under the Plan to these individuals will qualify as performance-based compensation under Internal Revenue Code Section 162(m) and allow the Company to take a tax deduction in the amount of the bonus paid. Pursuant to the Plan, the Committee retains discretion to exclude certain extraordinary items from the calculation of the Company's performance.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CHURCHILL DOWNS INCORPORATED

April 3, 2006

/s/ Michael W. Anderson
Michael W. Anderson
Vice President, Corporate Finance & Treasurer